Filed by Caesars Entertainment, Inc. pursuant to Rule 425
                                             under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12
                                    under the Securities Exchange Act of 1934

                                 Subject Company: Caesars Entertainment, Inc.
                                               Commission File No.: 001-14573


This filing relates to a proposed acquisition (the "Acquisition") by Harrah's Entertainment, Inc. ("Harrah's") of Caesars Entertainment, Inc. ("Caesars") pursuant to the terms of an Agreement and Plan of Merger, dated as of July 14, 2004 (the "Merger Agreement"), by and among Harrah's, Harrah's Operating Company, Inc. and Caesars. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Caesars on July 16, 2004, and is incorporated by reference into this filing.

On July 22, 2004, Caesars issued a press release reporting its financial results for the period ending June 30, 2004. The press release was filed by Caesars on Form 8-K today, July 22, 2004. The text of the press release is as follows:




CONTACTS:                                                  FOR IMMEDIATE RELEASE

INVESTORS                           MEDIA
Josh Hirsberg                       Robert W. Stewart
702.699.5269                        702.699.5043
hirsbergj@caesars.com               stewartr@caesars.com

   CAESARS ENTERTAINMENT REPORTS FINANCIAL RESULTS FOR SECOND QUARTER OF 2004

LAS VEGAS, July 22, 2004 - Caesars Entertainment, Inc. (NYSE: CZR) today reported financial results for the quarter and half-year ended June 30, 2004.

SECOND QUARTER 2004 RESULTS

For the second quarter of 2004, Caesars Entertainment reported net income of $148 million, or $0.47 per fully diluted share. That compares to net income of $41 million, or $0.14 per fully diluted share, for the second quarter of 2003. Net income for the second quarter of 2004 included a one-time gain of $87 million, net of taxes, associated with the sale of the Las Vegas Hilton (subject to adjustment for changes to working capital).

Adjusted net income for the second quarter of 2004 was $60 million, or $0.19 per diluted share. That compares to adjusted net income of $43 million, or $0.14 per diluted share, in the second quarter of 2003.

Adjusted net income for the second quarter of 2004 excludes the $87 million gain from the sale of the Las Vegas Hilton and $3 million of the hotel's operating results (both included in discontinued operations); a $3 million investment gain associated with the sale of the company's interest in an office building in Las Vegas; $3 million in pre-opening expense for the "We Will Rock You" musical at Paris Las Vegas and the Roman Plaza at Caesars Palace; and $2 million related to executive contract terminations. Adjusted net income for the second quarter of 2003 excludes $2 million of discontinued operations related to operating results for the Las Vegas Hilton.

Net revenue for the second quarter of 2004 was $1.161 billion, compared to $1.136 billion for the second quarter of 2003. Second quarter EBITDA - earnings before interest, taxes, depreciation and amortization and non-recurring gains and charges - was $292 million, compared to $275 million in EBITDA in the second quarter of 2003.


                                    - MORE -

CAESARS SECOND QUARTER EARNINGS                              -TWO-TWO-TWO-

(Throughout this press release, results from the Las Vegas Hilton are treated as "discontinued operations" for the current and comparative year-ago periods. That means Las Vegas Hilton results are excluded from such financial measures as net revenue, EBITDA, operating income, interest expense and other items.)

FIRST HALF 2004 RESULTS

For the first half of 2004, Caesars Entertainment reported net income of $219 million - or $0.70 per diluted share. That compares to net income of $82 million - or $0.27 per diluted share - for the six month period that ended on June 30, 2003.

Adjusted net income for the first half of 2004 was $130 million, or $0.42 per diluted share, compared to adjusted net income of $84 million, or $0.28 per diluted share, for the first half of 2003.

Adjusted net income for the first half of 2004 excludes the $87 million gain from the sale of the Las Vegas Hilton and $11 million of the hotel's operating results; the $3 million investment gain associated with the sale of the company's interest in the Las Vegas office building; the $3 million in pre-opening expense; the $2 million related to contract terminations; and $7 million related to prior-year corporate income tax expense in Indiana. Adjusted net income for the first half of 2003 excludes $1 million in operating results from the Las Vegas Hilton and $1 million in pre-opening expense associated with the premier of "A New Day...." starring Celine Dion at Caesars Palace.

Net revenue for the first half of 2004 was $2.357 billion, up from $2.222 billion for the first half of 2003. EBITDA for the first half of 2004 was $604 million, up from $542 million for the first half of 2003.

STRONG EBITDA GROWTH, SIGNIFICANT MARGIN IMPROVEMENT

"We had a strong second quarter, reporting record net income before gains, six percent growth in EBITDA and significant margin improvement," said Caesars President and Chief Executive Officer Wallace R. Barr. "Continuing strength in the Las Vegas market drove an overall increase of 35 percent in our income from continuing operations."

SECOND QUARTER FINANCIAL HIGHLIGHTS

      o The Western Region reported EBITDA of $124 million, an increase of 39 percent from $89 million in EBITDA in the second quarter of 2003. The company's four Las Vegas Strip resorts reported a 39 percent increase in EBITDA, driven by strong room rates, higher occupancy and increased slot win.

      o In the Eastern Region, EBITDA was $102 million, down 16 percent from the $122 million reported for the second quarter of 2003. Despite a strong April, the market experienced weakness in May and June.

                                    - MORE -

CAESARS SECOND QUARTER EARNINGS                     -THREE-THREE-THREE-

      o The Mid-South Region recorded EBITDA of $63 million, even with the results for the second quarter of 2003.

      o The company completed the sale of the Las Vegas Hilton for $286 million to an affiliate of Colony Capital, LLC of Los Angeles. The sale resulted in an after-tax gain of $87 million, which is included in discontinued operations. Last week, the company used the $267 million in net proceeds from the sale to pay down additional debt, bringing pro forma total debt reduction since the beginning of 2002 to more than $1 billion.

      o The company closed a new $2-billion, five-year, senior credit facility. The proceeds from the facility were used to replace commitments under the company's existing credit facilities and refinance borrowings outstanding under those credit facilities.

      o The company sold $375 million in Floating Rate Contingent Convertible Senior Notes due 2024 and used the proceeds to repay a portion of the amounts outstanding under its existing credit facilities. The convertible notes bear interest at a per annum rate of three-month LIBOR, adjusted quarterly.

      o The Roman Plaza, the new gateway to Caesars Palace, opened in early July at the corner of Las Vegas Boulevard and Flamingo Road. The elegant piazza features a new restaurant, retail space and an amphitheater for concerts and sporting events.

      o Construction proceeded on schedule and on budget for the new 949-room hotel tower at Caesars Palace, scheduled for completion in the summer of 2005. The project, which will bring total room capacity to nearly 3,400, is the final component of the master plan to renovate Caesars Palace.

      o Construction began on The Pier at Caesars, a $145 million luxury retail, dining and entertainment complex, that is scheduled to open on the Atlantic City Boardwalk in the summer of 2005. Developed and financed by an affiliate of The Gordon Group, The Pier at Caesars will feature Gucci, Hugo Boss, Louis Vuitton, Armani A/X, Bebe, Burberry and other elite retailers and restaurants and will be connected directly to Caesars Atlantic City by a sky bridge.

      o Bradley Ogden, the new restaurant opened last year at Caesars Palace by the famed Bay Area celebrity chef, was named Best New Restaurant in the nation by the James Beard Foundation in New York. It is the first restaurant in Las Vegas to ever win this award and in 2003 the only restaurant outside of New York to be nominated.

      o The Simon Group announced a late October opening for the 175,000-square-foot expansion of The Forum Shops at Caesars Palace, one of the highest-yielding shopping venues in North America.

                                    - MORE -

CAESARS SECOND QUARTER EARNINGS                      -FOUR-FOUR-FOUR-

      o In an effort to increase the participation of minority and women-owned vendors, the company launched www.caesarsdiversity.com, a new web site intended to make it easier for minority and women-owned firms to do business with one of the world's leading gaming companies.

      o The company opened the Caesars Entertainment LifeStrides Pharmacy Center, the company's first on-site pharmacy, at Bally's Las Vegas. The pharmacy offers more than 250 covered generic drugs to the company's 15,000 Las Vegas health plan participants at no out-of-pocket cost.

      o The New Jersey Casino Control Commission, acting on the recommendation of the state Division of Gaming Enforcement, unanimously renewed the casino licenses for Caesars Entertainment's three Atlantic City resorts - the Atlantic City Hilton, Bally's Atlantic City and Caesars Atlantic City.

WESTERN REGION

EBITDA for the Western Region's seven casino resorts was $124 million in the second quarter of 2004, up 39 percent from $89 million in the year-ago quarter. The increase was driven by strong room rates, higher occupancy and increased slot win on the Las Vegas Strip. Revenue Per Available Room (RevPAR) for Strip resorts rose 12 percent and slot win on the Strip increased 22 percent in the quarter.

At Caesars Palace, net revenue in the quarter rose to $139 million from $132 million in the second quarter of 2003. EBITDA was $30 million, even with results for the second quarter of 2003. Overall gaming volumes at Caesars Palace rose eight percent, while gaming win declined six percent because of lower baccarat volume and hold. RevPAR rose six percent, due to improved occupancy and a four percent increase in the average cash room rate.

In early July, Caesars Palace opened its new Roman Plaza, which provides a direct entrance to the property from the pedestrian bridges that span Flamingo Road and Las Vegas Boulevard. The 175,000 square-foot expansion of The Forum Shops at Caesars is scheduled to open in late October, and the resort's new 949-room, luxury hotel tower is on schedule for completion in the summer of 2005.

At Paris Las Vegas, second quarter net revenue rose 15 percent, to $105 million, from the year-ago quarter. Second quarter EBITDA was $35 million, up 75 percent from $20 million reported in the second quarter of 2003. The increase was due largely to higher gaming win and room revenues. RevPAR increased 12 percent, driven by higher cash room rates.

At Bally's, net revenue in the second quarter rose 12 percent, to $74 million, from the second quarter of 2003. EBITDA was $19 million, up 73 percent from the second quarter of 2003. Gaming win rose 10 percent due to higher slot win. RevPAR rose 13 percent, driven by higher occupancy and room rates.

                                     -MORE-
CAESARS SECOND QUARTER EARNINGS                               -FIVE-FIVE-FIVE-

At the Flamingo Las Vegas, net revenue for the second quarter was $97 million, up 26 percent from the year-ago quarter. EBITDA rose 43 percent, to $33 million, from the second quarter of 2003. The results were driven by a 23 percent increase in slot win, a 17 percent increase in RevPAR and the inclusion of results from the new Margaritaville cafe, which held its grand opening in January of this year.

Other Nevada properties - the Reno Hilton, Caesars Tahoe and Flamingo Laughlin
- recorded combined EBITDA of $7 million in the second quarter, up from $5 million in the second quarter of 2003. (Because financial results of the Las Vegas Hilton are classified as "discontinued operations," they are not included in either year's figures.)

EASTERN REGION

Second quarter EBITDA from Caesars' three Atlantic City casino resorts and management fees from its Dover Downs slot operation was $102 million, down 16 percent from the $122 million reported for the second quarter of 2003, reflecting competition from The Borgata Hotel Casino and Spa.

At Caesars Atlantic City, second quarter net revenue declined nine percent, to $122 million. EBITDA was $38 million, compared to $48 million in the second quarter of 2003. The decline was due largely to a 25 percent reduction in table win, attributable to decreases in volume and hold.

At Bally's Atlantic City, net revenue was $163 million, compared to $177 million for the second quarter of 2003. EBITDA for the second quarter was $47 million, down from $54 million in the year-ago quarter. The declines were due to lower gaming volumes. Table game win declined 15 percent, primarily as a result of an 11 percent drop in volume. Slot win declined five percent because of a six percent drop in volume. RevPAR rose six percent, due to an 18 percent increase in the average cash room rate.

At the Atlantic City Hilton, second quarter net revenue was $71 million, down from $79 million in the second quarter of 2003. Second quarter EBITDA was $15 million, down from $19 million in the second quarter of 2003. Table and slot win declined 10 percent and eight percent, respectively, primarily because of lower gaming volumes.

MID-SOUTH REGION

Caesars Entertainment's seven casino resorts in Indiana, Mississippi and Louisiana reported second quarter EBITDA of $63 million, even with results for the second quarter of 2003.

Caesars Indiana reported second quarter net revenue of $78 million, up from $75 million in the second quarter of 2003. EBITDA was $19 million, even with results for the second quarter of 2003. The property reported a four percent increase in gaming win and a 29 percent rise in RevPAR, driven by higher occupancy.
                                    - MORE -

CAESARS SECOND QUARTER EARNINGS                               -SIX-SIX-SIX-

On the Gulf Coast, net revenue at Grand Casino Biloxi was $60 million, up from $55 million in the year-ago quarter. EBITDA was $16 million, up 45 percent from the $11 million recorded in the second quarter of 2003. Gaming win rose eight percent, resulting from increases in both table and slot win.

Second quarter net revenue at Grand Casino Gulfport was $49 million, up from $47 million in the second quarter of 2003. EBITDA was $12 million, even with the prior year's second quarter. Gaming win rose three percent, while higher room rates and improved occupancy drove a 17 percent increase in RevPAR.

In Northern Mississippi, Grand Casino Tunica reported net revenue of $48 million, compared to $54 million in the second quarter of last year. EBITDA was $6 million, down 50 percent from $12 million in the second quarter of 2003. Gaming win declined 15 percent as a result of lower table game hold and lower slot volume.

Net revenue at the company's other two Tunica properties totaled $35 million, up from $33 million in the second quarter of last year. EBITDA was $10 million, even with the year-ago quarter.

INTERNATIONAL

The company's nine international properties reported combined net revenue of $25 million, up from $23 million in the second quarter of 2003. EBITDA was $14 million, up 40 percent from the $10 million recorded in the second quarter of last year. The results reflected improved performance at Nova Scotia, South Africa and Australia.

CAPITAL EXPENDITURES

The company invested $141 million of capital during the second quarter of 2004. Maintenance capital expenditures were $56 million and investments in growth projects were $85 million. In the first half of 2004, the company has invested $219 million of capital - $100 million for maintenance and $119 million for growth projects. The company currently expects to spend $671 million on capital investments in 2004. This includes maintenance capital investments of $276 million and growth capital of $395 million.

The 2004 budget for growth capital includes $197 million for the luxury room tower and meeting space addition at Caesars Palace; $41 million for the garage at Caesars Atlantic City, $22 million for the Roman Plaza project at Caesars Palace; and $59 million related to development of the Mohawk Mountain Casino Resort in New York State.

                                    - MORE -

CAESARS SECOND QUARTER EARNINGS                      -SEVEN-SEVEN-SEVEN-

The remaining budget for growth projects includes $18 million for selected projects at Caesars Palace; $9 million related to "We Will Rock You" at Paris Las Vegas; $12 million at Caesars Atlantic City, principally for a facade renovation and construction of the bridge connecting the second floor of the casino to the Pier at Caesars; and $10 million related to the development of a Caesars-branded casino with the Pauma-Yuima Band of Luiseno Mission Indians in northern San Diego County, California.

OTHER ITEMS

Depreciation and amortization in the second quarter was $112 million, compared to $114 million in the second quarter of 2003.

Pre-opening expense in the quarter was $3 million, related to the scheduled premiere of "We Will Rock You" at Paris Las Vegas and the opening of the Roman Plaza at Caesars Palace.

In the quarter, the company paid $2 million related to executive contract terminations.

Corporate expense in the second quarter was $11 million, compared to $9 million in the second quarter of 2003. The increase is primarily related to development activity.

Equity in earnings of unconsolidated affiliates primarily consists of earnings from the company's ownership interests in Conrad Punta del Este in Uruguay, Caesars Gauteng near Johannesburg, South Africa and Casino Windsor in Windsor, Canada. For the second quarter, this item was $3 million, up from $2 million in the second quarter of 2003.

Net interest expense in the quarter was $75 million, compared to $86 million in the second quarter of 2003. Capitalized interest was $2 million in the second quarter, compared to $1 million in the year-ago quarter.

The investment gain recorded in the quarter of $3 million was related to the disposition of the company's interest in a Las Vegas office building.

The effective tax rate in the second quarter was 41.2 percent, compared to 41.9 percent in the second quarter of 2003.

BALANCE SHEET

As of June 30, 2004, the company had a cash balance of $663 million and a debt balance of $4.5 billion.

The company had $1.3 billion available on its credit facility, subject to covenant restrictions. Its leverage ratio, as defined by its credit facility was 4.1 times EBITDA.

                                    - MORE -

CAESARS SECOND QUARTER EARNINGS                    -EIGHT-EIGHT-EIGHT-

The number of diluted shares outstanding was 313 million at the end of the second quarter.

OTHER EVENTS

Subsequent to quarter end, the company utilized a portion of its cash on hand to retire a $325 million, seven percent senior note issue due July 15. As a result of this action, the company's debt balance on July 15 was $4.2 billion and its debt leverage ratio was 3.8 times EBITDA.

On July 14, 2004, the company, Harrah's Entertainment, Inc. and Harrah's Operating Company, Inc., a wholly-owned subsidiary of Harrah's, entered into an Agreement and Plan of Merger, providing for the merger of Caesars with and into Harrah's Operating Company, Inc., which would be the surviving corporation. Following the approval and adoption of the Agreement and Plan of Merger by the stockholders of Caesars and Harrah's and upon the receipt of all necessary gaming and other approvals, and the satisfaction or waiver of all other conditions precedent, each outstanding share of common stock of Caesars will be exchanged for either $17.75 in cash or 0.3247 shares of Harrah's common stock, at the election of each Caesars stockholder, subject to pro-ration as provided for in the Agreement and Plan of Merger.

GUIDANCE

The company is providing the following guidance based on the current competitive, economic, regulatory, tax and political environment and current expectations for Caesars Entertainment property performance. Changes in any of these factors as well as other factors that may or may not be currently known to management will affect this guidance.

Guidance will be revised when management becomes aware that financial results have been affected and reasonably believes that the company will no longer achieve the guidance range outlined below.

The guidance for adjusted earnings per share is a non-GAAP financial measure. This measure excludes items considered non-recurring from an operating perspective.

In the past, examples of non-recurring items that have not been included in adjusted earnings per share are pre-opening expenses, asset impairments and write-downs, investment gains and losses, discontinued operations, contract and litigation settlements and other non-recurring items.

ADJUSTED DILUTED EARNINGS PER SHARE

THIRD QUARTER 2004                  FULL YEAR 2004
$0.19 - $0.21                       $0.69- $0.71

                                    - MORE -

CAESARS SECOND QUARTER EARNINGS             -NINE-NINE-NINE

NON-GAAP FINANCIAL MEASURES

Adjusted net income, adjusted earnings per share and EBITDA are non-GAAP financial measurements. EBITDA is earnings before interest, taxes, depreciation and amortization (including depreciation from unconsolidated subsidiaries), pre-opening expense, asset impairments, write-downs, contract and litigation settlements, investment gains and losses, discontinued operations and other non-recurring items.

Adjusted net income, adjusted earnings per share and EBITDA are presented as supplemental disclosures because this is how the company reviews and analyzes its performance and the performance of its properties. These measures are used widely within the gaming industry as indicators of performance and of the value of gaming companies.

This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States, such as operating income, net income or net cash provided by operating activities.

Caesars Entertainment's calculation of adjusted net income, adjusted earnings per share and EBITDA may be different from the calculation used by other companies and therefore comparability may be limited. The company has included schedules in the tables that accompany this release that: 1) Reconcile EBITDA to operating income and net income and 2) Reconcile net income to adjusted net income.

INVESTOR CONFERENCE CALL

Caesars Entertainment has scheduled an investor conference call for today at 8:00 a.m. PDT (10:00 a.m. CDT and 11:00 a.m. EDT). The call can be accessed by calling 1-877-226-4294 or by visiting the Caesars Entertainment web site at WWW.CAESARS.COM and selecting the Investor tab. International callers should dial 1-706-643-0366.

A replay of the conference call is available through July 29 by calling 1-800-642-1687 or by visiting the Caesars Entertainment web site. The international replay number is 1-706-645-9291. The replay reservation number for both domestic and international callers is 8364385.

ABOUT CAESARS ENTERTAINMENT

Caesars Entertainment, Inc. (NYSE: CZR) is one of the world's leading gaming companies. With $4.5 billion in annual net revenue, 28 properties on four continents, 26,000 hotel rooms, two million square feet of casino space and 52,000 employees, the Caesars portfolio is among the strongest in the industry. Caesars casino resorts operate under the Caesars, Bally's, Flamingo, Grand Casinos, Hilton and Paris brand names. The company has its corporate headquarters in Las Vegas.

Additional information on Caesars Entertainment can be accessed through the company's web site at WWW.CAESARS.COM .

                                    - MORE -
CAESARS SECOND QUARTER EARNINGS                     -TEN-TEN-TEN-



ADDITIONAL INFORMATION ABOUT THE ACQUISITION AND WHERE TO FIND IT

In connection with Harrah's proposed acquisition of Caesars (the "Acquisition"), Caesars and Harrah's intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CAESARS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HARRAH'S, CAESARS AND THE ACQUISITION.

 The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Harrah's or Caesars with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by directing a written request to: Caesars Entertainment, Inc., 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109,
Attention: Investor Relations or Harrah's, One Harrah's Court, Las Vegas, Nevada 89119, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

Caesars and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Caesars in connection with the Acquisition. Information about the executive officers and directors of Caesars and their ownership of Caesars common stock is set forth in the proxy statement for Caesars' 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Caesars and its executive officers and directors in the Acquisition by reading the proxy statement and prospectus regarding the Acquisition when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

SAFE HARBOR

This document includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as "may," "will," "project," "might," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," "continue" or "pursue," or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, strategies, future performance, future financial results of Caesars and Harrah's and Harrah's anticipated acquisition of Caesars. These forward-looking statements are based on current expectations and projections about future events.

Readers are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance or results of Caesars and Harrah's may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in our reports filed with the SEC (including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein):

                                    - MORE -
CAESARS SECOND QUARTER EARNINGS              -ELEVEN-ELEVEN-ELEVEN-

financial community and rating agency perceptions of Harrah's and Caesars', the effects of economic, credit and capital market conditions on the economy in general, and on gaming and hotel companies in particular; construction factors, including delays, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues; the effects of environmental and structural building conditions relating to our properties; the ability to timely and cost-effectively integrate into Harrah's operations the companies that it acquires, including with respect to its acquisition of Caesars; access to available and feasible financing, including financing for Harrah's acquisition of Caesars, on a timely basis; changes in laws (including increased tax rates), regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies; litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation; the ability of our customer-tracking, customer loyalty and yield-management programs to continue to increase customer loyalty and same store sales; our ability to recoup costs of capital investments through higher revenues; acts of war or terrorist incidents; abnormal gaming holds; and the effects of competition, including locations of competitors and operating and market competition.

 Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. Caesars disclaims any obligation to update the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.

                                     # # #

                           (FINANCIAL TABLES FOLLOW)




                      CAESARS ENTERTAINMENT, INC.
                   Summary Statements of Operations
            (Amounts in millions, except per share amounts)
                              (unaudited)

                                        Three Months     Six Months
                                            Ended           Ended
                                           June 30,        June 30,
                                       --------------- ---------------

                                         2004    2003    2004    2003
                                       ------- ------- ------- -------

Net revenue                            $1,161  $1,136  $2,357  $2,222
                                       ------- ------- ------- -------

Operating costs and expenses              862     855   1,745   1,677
Depreciation and amortization             112     114     221     225
Pre-opening expense                         3       -       3       1
Contract termination fee                    2       -       2       -
Corporate expense                          11       9      22      17
                                       ------- ------- ------- -------
  Total costs and expenses                990     978   1,993   1,920
                                       ------- ------- ------- -------

Equity in earnings of unconsolidated
 affiliates                                 3       2      11      11
                                       ------- ------- ------- -------

Operating income                          174     160     375     313

Net interest expense                       75      86     153     168
Investment gain                            (3)      -      (3)      -
                                       ------- ------- ------- -------

Income from continuing operations
 before taxes and
 minority interest                        102      74     225     145

Income tax provision                       42      31     100      61
Minority interest, net                      2       -       4       1
                                       ------- ------- ------- -------

Income from continuing operations          58      43     121      83

Discontinued operations
  Income (loss) from discontinued
   operations (including gain on
   disposal of $87 million), net
   of taxes                                90      (2)     98      (1)
                                       ------- ------- ------- -------

Net income                               $148     $41    $219     $82
                                       ======= ======= ======= =======

Basic earnings per share
  Income from continuing operations     $0.19   $0.14   $0.39   $0.28
  Discontinued operations, net of
   taxes - Las Vegas Hilton              0.29       -    0.32   (0.01)
                                       ------- ------- ------- -------
  Net income                            $0.48   $0.14   $0.71   $0.27
                                       ======= ======= ======= =======

Diluted earnings per share
  Income from continuing operations     $0.19   $0.14   $0.39   $0.27
  Discontinued operations, net of
   taxes - Las Vegas Hilton              0.28       -    0.31       -
                                       ------- ------- ------- -------
  Net income                            $0.47   $0.14   $0.70   $0.27
                                       ======= ======= ======= =======

Weighted average shares outstanding
    Basic                                 308     301     307     301
    Diluted                               313     302     312     302



                      CAESARS ENTERTAINMENT, INC.
                    Property Operating Information
                         (Amounts in millions)
                              (unaudited)

                                          Three Months Ended
                                           June 30, 2004
                                --------------------------------------

                                   Net    Operating Deprecia-   Pre-
                                  Revenue  Income   tion and   opening
                                            (Loss)   Amor-     Expense
                                                    tization
                                --------------------------------------
WESTERN REGION
 Caesars Palace                     $139       $17       $12       $1
 Paris Las Vegas                     105        25         8        2
 Bally's Las Vegas                    74         9        10        -
 Flamingo Las Vegas                   97        27         6        -
 Reno Hilton                          31         -         2        -
 Caesars Tahoe                        19        (3)        3        -
 Flamingo Laughlin                    28         4         1        -
                                --------------------------------------
                                     493        79        42        3
                                --------------------------------------
EASTERN REGION
 Bally's Atlantic City               163        31        16        -
 Caesars Atlantic City               122        27        11        -
 Atlantic City Hilton                 71        10         5        -
 Dover Downs                           2         2         -        -
                                --------------------------------------
                                     358        70        32        -
                                --------------------------------------
MID-SOUTH REGION
 Grand Biloxi                         60        11         5        -
 Grand Tunica                         48         -         6        -
 Caesars Indiana                      78        12         7        -
 Grand Gulfport                       49         8         4        -
 Sheraton Tunica                      20         5         2        -
 Bally's New Orleans                  15         1         -        -
 Bally's Tunica                       15         1         2        -
 Regional Overhead                     -        (1)        -        -
                                --------------------------------------
                                     285        37        26        -
                                --------------------------------------

INTERNATIONAL and Other               25         3        10        -

CORPORATE                              -       (15)        2        -
                                --------------------------------------

 TOTAL                            $1,161      $174      $112       $3
                                ======================================


                                            Three Months Ended
                                              June 30, 2004
                                      --------------------------------

                                       Contract   Deprecia-   EBITDA
                                         Termi-    tion from
                                         nation   Unconsol-
                                           Fee     idated
                                                 Affiliates
                                      --------------------------------
WESTERN REGION
 Caesars Palace                               $-         $-       $30
 Paris Las Vegas                               -          -        35
 Bally's Las Vegas                             -          -        19
 Flamingo Las Vegas                            -          -        33
 Reno Hilton                                   -          -         2
 Caesars Tahoe                                 -          -         -
 Flamingo Laughlin                             -          -         5
                                      --------------------------------
                                               -          -       124
                                      --------------------------------
EASTERN REGION
 Bally's Atlantic City                         -          -        47
 Caesars Atlantic City                         -          -        38
 Atlantic City Hilton                          -          -        15
 Dover Downs                                   -          -         2
                                      --------------------------------
                                               -          -       102
                                      --------------------------------
MID-SOUTH REGION
 Grand Biloxi                                  -          -        16
 Grand Tunica                                  -          -         6
 Caesars Indiana                               -          -        19
 Grand Gulfport                                -          -        12
 Sheraton Tunica                               -          -         7
 Bally's New Orleans                           -          -         1
 Bally's Tunica                                -          -         3
 Regional Overhead                             -          -        (1)
                                      --------------------------------
                                               -          -        63
                                      --------------------------------

INTERNATIONAL and Other                        -          1        14

CORPORATE                                      2          -       (11)
                                      --------------------------------

 TOTAL                                        $2         $1      $292
                                      ================================


                                      Three Months Ended
                                        June 30, 2003
                        ----------------------------------------------

                           Net    Operating Deprecia- Deprecia- EBITDA
                          Revenue  Income   tion and    tion
                                    (Loss)   Amor-       from
                                            tization Unconsol-
                                                       idated
                                                     Affiliates
                        ----------------------------------------------
WESTERN REGION
 Caesars Palace             $132       $16       $14        $-    $30
 Paris Las Vegas              91        11         9         -     20
 Bally's Las Vegas            66         2         9         -     11
 Flamingo Las Vegas           77        17         6         -     23
 Reno Hilton                  31         -         2         -      2
 Caesars Tahoe                19        (3)        3         -      -
 Flamingo Laughlin            27         1         2         -      3
                        ----------------------------------------------
                             443        44        45         -     89
                        ----------------------------------------------
EASTERN REGION
 Bally's Atlantic City       177        38        16         -     54
 Caesars Atlantic City       134        36        12         -     48
 Atlantic City Hilton         79        14         5         -     19
 Dover Downs                   1         1         -         -      1
                        ----------------------------------------------
                             391        89        33         -    122
                        ----------------------------------------------
MID-SOUTH REGION
 Grand Biloxi                 55         7         4         -     11
 Grand Tunica                 54         6         6         -     12
 Caesars Indiana              75        10         9         -     19
 Grand Gulfport               47         9         3         -     12
 Sheraton Tunica              18         4         3         -      7
 Bally's New Orleans          15         -         -         -      -
 Bally's Tunica               15         3         -         -      3
 Regional Overhead             -        (1)        -         -     (1)
                        ----------------------------------------------
                             279        38        25         -     63
                        ----------------------------------------------

INTERNATIONAL and Other       23         -         9         1     10

CORPORATE                      -       (11)        2         -     (9)
                        ----------------------------------------------

 TOTAL                    $1,136      $160      $114        $1   $275
                        ==============================================

NOTE: All Property Operating Information excludes the results of Las Vegas Hilton which is classified as discontinued operations for all periods presented.



                      CAESARS ENTERTAINMENT, INC.
                    Property Operating Information
                         (Amounts in millions)
                              (unaudited)

                                           Six Months Ended
                                            June 30, 2004
                                --------------------------------------

                                   Net    Operating Deprecia-   Pre-
                                  Revenue  Income   tion and   opening
                                            (Loss)   Amor-     Expense
                                                    tization
                                --------------------------------------
WESTERN REGION
 Caesars Palace                    $311        $51       $25       $1
 Paris Las Vegas                    221         60        16        2
 Bally's Las Vegas                  149         21        19        -
 Flamingo Las Vegas                 188         51        12        -
 Reno Hilton                         64          -         5        -
 Caesars Tahoe                       39         (5)        5        -
 Flamingo Laughlin                   56          8         2        -
                                -------- -----------------------------
                                  1,028        186        84        3
                                -------- -----------------------------
EASTERN REGION
 Bally's Atlantic City              318         55        30        -
 Caesars Atlantic City              241         53        22        -
 Atlantic City Hilton               139         16        10        -
 Dover Downs                          3          3         -        -
                                -------- -----------------------------
                                    701        127        62        -
                                -------- -----------------------------
MID-SOUTH REGION
 Grand Biloxi                       122         21        10        -
 Grand Tunica                       101          4        12        -
 Caesars Indiana                    157         24        14        -
 Grand Gulfport                      96         15         8        -
 Sheraton Tunica                     40         10         5        -
 Bally's New Orleans                 30          1         -        -
 Bally's Tunica                      32          5         3        -
 Regional Overhead                    -         (2)        -        -
                                -------- -----------------------------
                                    578         78        52        -
                                -------- -----------------------------

INTERNATIONAL and Other              50         12        19        -

CORPORATE                             -        (28)        4        -
                                -------- -----------------------------

  TOTAL                          $2,357       $375      $221       $3
                                ======== =============================


                                                Six Months Ended
                                                 June 30, 2004
                                           ---------------------------

                                            Contract Deprecia- EBITDA
                                             Termi-    tion
                                             nation     from
                                               Fee  Unconsol-
                                                      idated
                                                    Affiliates
                                           ---------------------------
WESTERN REGION
 Caesars Palace                                  $-        $-     $77
 Paris Las Vegas                                  -         -      78
 Bally's Las Vegas                                -         -      40
 Flamingo Las Vegas                               -         -      63
 Reno Hilton                                      -         -       5
 Caesars Tahoe                                    -         -       -
 Flamingo Laughlin                                -         -      10
                                           ---------------------------
                                                  -         -     273
                                           ---------------------------
EASTERN REGION
 Bally's Atlantic City                            -         -      85
 Caesars Atlantic City                            -         -      75
 Atlantic City Hilton                             -         -      26
 Dover Downs                                      -         -       3
                                           ---------------------------
                                                  -         -     189
                                           ---------------------------
MID-SOUTH REGION
 Grand Biloxi                                     -         -      31
 Grand Tunica                                     -         -      16
 Caesars Indiana                                  -         -      38
 Grand Gulfport                                   -         -      23
 Sheraton Tunica                                  -         -      15
 Bally's New Orleans                              -         -       1
 Bally's Tunica                                   -         -       8
 Regional Overhead                                -         -      (2)
                                           ---------------------------
                                                  -         -     130
                                           ---------------------------

INTERNATIONAL and Other                           -         3      34

CORPORATE                                         2         -     (22)
                                           ---------------------------

  TOTAL                                          $2        $3    $604
                                           ===========================


                                   Six Months Ended
                                    June 30, 2003
               -------------------------------------------------------

                  Net    Operating Deprecia-   Pre-   Deprecia- EBITDA
                 Revenue  Income   tion and   opening   tion
                           (Loss)   Amor-     Expense    from
                                   tization          Unconsol-
                                                       idated
                                                     Affiliates
               -------------------------------------------------------
WESTERN REGION
 Caesars Palace   $254        $30       $26       $1        $-    $57
 Paris Las
  Vegas            186         30        16        -         -     46
 Bally's Las
  Vegas            137         10        19        -         -     29
 Flamingo Las
  Vegas            153         35        12        -         -     47
 Reno Hilton        61         (1)        5        -         -      4
 Caesars Tahoe      42         (2)        5        -         -      3
 Flamingo
  Laughlin          55          4         4        -         -      8
               -------- ----------------------------------------------
                   888        106        87        1         -    194
               -------- ----------------------------------------------
EASTERN REGION
 Bally's
  Atlantic City    334         59        32        -         -     91
 Caesars
  Atlantic City    252         61        24        -         -     85
 Atlantic City
  Hilton           148         21        11        -         -     32
 Dover Downs         2          2         -        -         -      2
               -------- ----------------------------------------------
                   736        143        67        -         -    210
               -------- ----------------------------------------------
MID-SOUTH
 REGION
 Grand Biloxi      110         14         8        -         -     22
 Grand Tunica      106         10        13        -         -     23
 Caesars
  Indiana          146         20        16        -         -     36
 Grand Gulfport     91         17         6        -         -     23
 Sheraton
  Tunica            38          9         5        -         -     14
 Bally's New
  Orleans           30          1         -        -         -      1
 Bally's Tunica     32          7         1        -         -      8
 Regional
  Overhead           -         (2)        -        -         -     (2)
               -------- ----------------------------------------------
                   553         76        49        -         -    125
               -------- ----------------------------------------------

INTERNATIONAL
 and Other          45          9        18        -         3     30

CORPORATE            -        (21)        4        -         -    (17)
               -------- ----------------------------------------------

  TOTAL         $2,222       $313      $225       $1        $3   $542
               ======== ==============================================

NOTE: All Property Operating Information excludes the results of Las Vegas Hilton which is classified as discontinued operations for all periods presented.



                      Caesars Entertainment, Inc.
                    Property Operating Information
                              (Unaudited)


                                        Three Months Ended
                                          June 30, 2004
                               ---------------------------------------

                                 Table    Occupancy APR   ADR   RevPAR
                                 Hold %       %      (1)   (2)    (3)
                               ---------- --------- ----- ----- ------
WESTERN REGION
 Caesars Palace                     12.9%     98.4% $157  $154   $152
 Paris Las Vegas                    16.0%     94.2% $140  $135   $128
 Bally's Las Vegas                  15.9%     95.9% $100   $99    $95
 Flamingo Las Vegas                 17.0%     98.1%  $91   $90    $88
 Reno Hilton                        13.5%     82.2%  $71   $71    $58
 Caesars Tahoe                      13.8%     85.5% $111  $111    $95
 Flamingo Laughlin                  17.9%     84.5%  $38   $35    $30
                               ---------- --------- ----- ----- ------
                                    14.4%     93.1% $104  $102    $95
                               ---------- --------- ----- ----- ------

EASTERN REGION
 Bally's Atlantic City              15.1%     96.6% $114   $89    $86
 Caesars Atlantic City              15.1%     98.0% $123   $91    $89
 Atlantic City Hilton               15.5%     96.4% $100   $89    $86
                               ---------- --------- ----- ----- ------
                                    15.2%     97.0% $113   $90    $87
                               ---------- --------- ----- ----- ------

MID-SOUTH REGION
 Grand Biloxi                       14.8%     96.0%  $82   $68    $65
 Grand Tunica                       12.3%     76.9%  $59   $58    $45
 Caesars Indiana                    16.8%     95.4% $101  $102    $97
 Grand Gulfport                     19.6%     92.4%  $89   $75    $70
 Sheraton Tunica                    20.3%     96.6%  $69   $65    $63
 Bally's New Orleans                15.8%      n/a   n/a   n/a    n/a
 Bally's Tunica                     19.1%     92.3%  $50   $42    $39
                               ---------- --------- ----- ----- ------
                                    16.0%     88.7%  $77   $70    $62
                               ---------- --------- ----- ----- ------


                                          Three Months Ended
                                            June 30, 2003
                                    ----------------------------------

                                    Table Occupancy APR   ADR   RevPAR
                                    Hold      %      (1)   (2)    (3)
                                      %
                                    ----- --------- ----- ----- ------
WESTERN REGION
 Caesars Palace                     14.7%     95.0% $151  $151   $143
 Paris Las Vegas                    12.1%     95.4% $120  $120   $114
 Bally's Las Vegas                  14.7%     93.7%  $88   $89    $84
 Flamingo Las Vegas                 16.8%     96.5%  $78   $78    $75
 Reno Hilton                        21.8%     80.5%  $65   $64    $52
 Caesars Tahoe                      14.7%     86.2% $108  $107    $92
 Flamingo Laughlin                  17.5%     83.3%  $36   $33    $27
                                    ----- --------- ----- ----- ------
                                    14.6%     91.7%  $93   $93    $86
                                    ----- --------- ----- ----- ------

EASTERN REGION
 Bally's Atlantic City              15.8%     97.1%  $96   $84    $81
 Caesars Atlantic City              17.5%     98.8% $127   $93    $92
 Atlantic City Hilton               15.5%     97.8% $111   $90    $88
                                    ----- --------- ----- ----- ------
                                    16.4%     97.8% $108   $88    $86
                                    ----- --------- ----- ----- ------

MID-SOUTH REGION
 Grand Biloxi                       14.2%     97.3%  $78   $68    $66
 Grand Tunica                       19.7%     84.3%  $50   $51    $43
 Caesars Indiana                    17.0%     87.8% $102   $85    $75
 Grand Gulfport                     15.3%     91.0%  $67   $66    $60
 Sheraton Tunica                    15.3%     98.1%  $57   $61    $60
 Bally's New Orleans                17.0%      n/a   n/a   n/a    n/a
 Bally's Tunica                     18.7%     90.8%  $44   $38    $34
                                    ----- --------- ----- ----- ------
                                    16.6%     90.1%  $67   $63    $56
                                    ----- --------- ----- ----- ------

NOTE: All Property Operating Information excludes the results of Las Vegas Hilton which is classified as discontinued operations for all periods presented.

(1) APR is Average Paying Rate and is calculated by dividing cash room revenue by cash rooms occupied.
(2) ADR is Average Daily Rate and is calculated by dividing total room revenue by total rooms occupied.
(3) RevPAR is defined as Revenue Per Available Room and is calculated by dividing total room revenue by rooms available.



                      CAESARS ENTERTAINMENT, INC.
                    Property Operating Information
                              (unaudited)


                                            Six Months Ended
                                             June 30, 2004
                                    ----------------------------------

                                    Table Occupancy APR   ADR   RevPAR
                                    Hold      %      (1)   (2)    (3)
                                      %
                                    ----- --------- ----- ----- ------
WESTERN REGION
 Caesars Palace                     15.8%     97.8% $161  $157   $154
 Paris Las Vegas                    17.3%     94.3% $146  $141   $133
 Bally's Las Vegas                  14.8%     94.9% $108  $106   $101
 Flamingo Las Vegas                 17.3%     95.6%  $93   $91    $87
 Reno Hilton                        15.9%     81.9%  $71   $70    $57
 Caesars Tahoe                      14.4%     85.2% $112  $116    $99
 Flamingo Laughlin                  18.8%     86.1%  $34   $32    $27
                                    ----- --------- ----- ----- ------
                                    16.1%     92.4% $107  $105    $97
                                    ----- --------- ----- ----- ------

EASTERN REGION
 Bally's Atlantic City              15.6%     95.7% $107   $83    $80
 Caesars Atlantic City              16.3%     97.0% $112   $89    $86
 Atlantic City Hilton               16.2%     93.1%  $90   $84    $78
                                    ----- --------- ----- ----- ------
                                    16.0%     95.5% $105   $85    $81
                                    ----- --------- ----- ----- ------

MID-SOUTH REGION
 Grand Biloxi                       15.3%     96.4%  $77   $65    $63
 Grand Tunica                       14.1%     75.1%  $57   $57    $42
 Caesars Indiana                    17.3%     94.4%  $94   $95    $89
 Grand Gulfport                     18.8%     90.8%  $73   $65    $59
 Sheraton Tunica                    19.1%     97.7%  $69   $64    $63
 Bally's New Orleans                16.6%      n/a   n/a   n/a    n/a
 Bally's Tunica                     19.6%     93.2%  $48   $41    $38
                                    ----- --------- ----- ----- ------
                                    16.4%     87.8%  $70   $65    $57
                                    ----- --------- ----- ----- ------


                                           Six Months Ended
                                            June 30, 2003
                                --------------------------------------

                                 Table  Occupancy % APR   ADR   RevPAR
                                Hold %               (1)   (2)    (3)
                                ------- ----------- ----- ----- ------
WESTERN REGION
 Caesars Palace                   15.5%       93.2% $153  $150   $140
 Paris Las Vegas                  11.6%       95.2% $127  $127   $121
 Bally's Las Vegas                14.7%       92.9%  $95   $96    $89
 Flamingo Las Vegas               17.0%       94.6%  $81   $80    $76
 Reno Hilton                      18.2%       79.3%  $67   $66    $53
 Caesars Tahoe                    15.8%       85.5% $113  $118   $101
 Flamingo Laughlin                17.4%       85.8%  $33   $30    $26
                                ------- ----------- ----- ----- ------
                                  14.9%       91.0%  $97   $96    $88
                                ------- ----------- ----- ----- ------

EASTERN REGION
 Bally's Atlantic City            15.8%       96.7%  $86   $78    $76
 Caesars Atlantic City            17.6%       98.3% $112   $89    $88
 Atlantic City Hilton             16.3%       94.1%  $97   $85    $80
                                ------- ----------- ----- ----- ------
                                  16.6%       96.6%  $96   $83    $80
                                ------- ----------- ----- ----- ------

MID-SOUTH REGION
 Grand Biloxi                     14.0%       97.5%  $69   $62    $61
 Grand Tunica                     18.5%       82.1%  $50   $52    $42
 Caesars Indiana                  17.0%       88.7%  $86   $79    $70
 Grand Gulfport                   14.5%       90.2%  $59   $59    $53
 Sheraton Tunica                  15.0%       97.8%  $56   $60    $59
 Bally's New Orleans              17.4%        n/a   n/a   n/a    n/a
 Bally's Tunica                   18.7%       90.4%  $46   $38    $34
                                ------- ----------- ----- ----- ------
                                  16.1%       89.4%  $61   $59    $53
                                ------- ----------- ----- ----- ------

NOTE: All Property Operating Information excludes the results of Las Vegas Hilton which is classified as discontinued operations for all periods presented.

(1) APR is Average Paying Rate and is calculated by dividing cash room revenue by cash rooms occupied.
(2) ADR is Average Daily Rate and is calculated by dividing total room revenue by total rooms occupied.
(3) RevPAR is defined as Revenue Per Available Room and is calculated by dividing total room revenue by rooms available.



                      CAESARS ENTERTAINMENT, INC.
                Reconciliation of EBITDA to Net Income
            (Amounts in millions, except per share amounts)
                              (unaudited)

                                            Three Months   Six Months
                                               Ended         Ended
                                             June 30,       June 30,
                                           ------------- -------------

                                            2004   2003   2004   2003
                                           ------ ------ ------ ------

EBITDA(1)                                   $292   $275   $604   $542
  Depreciation and amortization             (112)  (114)  (221)  (225)
  Depreciation from unconsolidated
   subs                                       (1)    (1)    (3)    (3)
  Pre-opening expense                         (3)     -     (3)    (1)
  Contract termination fee                    (2)     -     (2)     -
                                           ------ ------ ------ ------

Operating income                             174    160    375    313
  Net interest expense                       (75)   (86)  (153)  (168)
  Investment gain                              3      -      3      -
  Income tax provision                       (42)   (31)  (100)   (61)
  Minority interest, net                      (2)     -     (4)    (1)
  Discontinued operations, net of
   taxes - Las Vegas Hilton                   90     (2)    98     (1)
                                           ------ ------ ------ ------
Net income                                  $148    $41   $219    $82
                                           ====== ====== ====== ======

Earnings per share
  Basic                                    $0.48  $0.14  $0.71  $0.27
  Diluted                                  $0.47  $0.14  $0.70  $0.27

Weighted average shares outstanding
  Basic                                      308    301    307    301
  Diluted                                    313    302    312    302

(1) EBITDA is earnings before interest, taxes, depreciation and amortization, pre-opening, contract termination fee, investment gain and discontinued operations.


                      CAESARS ENTERTAINMENT, INC.
          Reconciliation of Net Income to Adjusted Net Income
            (Amounts in millions, except per share amounts)
                              (unaudited)

                                            Three Months   Six Months
                                               Ended         Ended
                                              June 30,      June 30,
                                           ------------- -------------

                                            2004   2003   2004   2003
                                           ------ ------ ------ ------

Net income                                  $148    $41   $219    $82
Adjustments:
  Pre-opening expense                          3      -      3      1
  Contract termination fee                     2      -      2      -
  Investment gain                             (3)     -     (3)     -
  Indiana taxes, net                           -      -      7      -
  Discontinued operations, net of
   taxes - Las Vegas Hilton                  (90)     2    (98)     1
                                           ------ ------ ------ ------
Adjusted net income                          $60    $43   $130    $84
                                           ====== ====== ====== ======

Adjusted earnings per share
  Basic                                    $0.19  $0.14  $0.42  $0.28
  Diluted                                  $0.19  $0.14  $0.42  $0.28

Weighted average shares outstanding
  Basic                                     308    301    307    301
  Diluted                                   313    302    312    302